Filed Pursuant to Rule 433

Registration No. 333-126811

BARCLAYS BANK PLC

Bermudan Callable Principal Protected

Note

Preliminary Terms and Conditions

1-February-2006

Summary Description

The Notes provide the investor with a coupon payable Semi-Annually in arrears at an interest rate of 6% per annum. We may redeem the Notes in whole, but not in part, commencing 22-February-2008 or Semi-Annually thereafter, to (but excluding) the Maturity Date, for 100% of their principal amount, together with any accrued but unpaid interest thereon, as more fully described below.

Issuer	Barclays Bank PLC

Status of Notes	Senior, unsecured and unsubordinated.

Issuer Ratings	Barclays Bank PLC currently has an issuer credit rating for long-term senior, unsecured, unsubordinated debt of AA by S&P, Aa1 by Moody’s, and AA+ by Fitch, although the Notes themselves are not rated.

Currency	USD

Nominal Issue Size	USD •

Denomination/Principal	USD 1000

Trade Date	1-February-2006

Issue Date	22-February-2006

Maturity Date	22-February-2021, subject to Early Redemption Option.

Issue Price	100%

Optional Redemption Dates	Without adjustment in accordance with the Business Day Convention, the 22nd day of each February and August in each year, commencing 22-February-2008 to (but excluding) the Maturity Date.

Early Redemption Option	We may redeem your Notes in whole, but not in part, at the Redemption Price, on any Optional Redemption Date, by giving at least 5 Business Days’ prior notice. The Optional Redemption Date (if any) on which we exercise our Early Redemption Option will be referred to as the “Early Redemption Date”.

Redemption Price	If we exercise our Early Redemption Option, you will receive 100% of the principal amount of your Notes, together with any accrued but unpaid interest thereon to (but excluding) the Early Redemption Date. Additionally, we may redeem your Notes on the Early Redemption Date on the terms described below if we are required to pay additional amounts in respect of tax withholding with regard to the Notes.

Business Day	When we refer to a “Business Day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Business Day Convention	“Following”, which means that if a relevant day hereunder is not a Business Day, then that day will instead be the first following day that is a Business Day.

Coupon Payment Dates	Subject to adjustment in accordance with the Business Day Convention, the 22nd day of each February and August in each year, from (and including) 22-August-2006 to (and including) the Maturity Date or the Early Redemption Date, as the case may be.

Coupon Period	From (and including) the Issue Date to (but excluding) the first Coupon Payment Date (without adjustment in accordance with the Business Day Convention) and thereafter from (and including) each Coupon Payment Date without adjustment in accordance with the Business Day Convention) to (but excluding) the next Coupon Payment Date (without adjustment in accordance with the Business Day Convention).

Coupon Interest Basis	With respect to each Coupon Period, the Calculation Agent will calculate the interest amount by multiplying the principal amount of the Notes by the applicable Coupon Rate and the applicable day count fraction of 30/360.

Coupon Rate	With respect to each Coupon Period, a rate per annum equal to 6%.

Governing Law	New York

Settlement	DTC; Book entry; Transferable.

Trustee and Paying Agent	Bank of New York

CUSIP Number	06739F AK 7

Calculation Agent

Barclays Bank PLC

The Calculation Agent will, in its sole discretion, make all determinations regarding Business Days, the default amount upon any acceleration, the Maturity Date, any Early Redemption Date, the amount payable in respect of your Notes at maturity or upon redemption, and any other calculations or determinations to be made by the Calculation Agent as specified in this term sheet or in the prospectus. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated September 21, 2005, the prospectus supplement dated September 22, 2005, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this term sheet if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (extension 3251). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor - Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet or any related prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Barclays Bank PLC currently has an issuer credit rating for long-term senior, unsecured, unsubordinated debt of AA by Standard & Poor’s Securities, Inc. (“S&P”), Aa1 by Moody’s Investors Service, Inc. (“Moody’s”), and AA+ by Fitch Ratings, Ltd. (“Fitch”). We have not obtained a rating from any rating organization with respect to these specific securities.

A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the securities.

Risk Factors

There are significant risks associated with the Notes described above including, but not limited to, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Protected Only if You Hold Your Notes to Maturity

If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. Additionally, you will not accrue or receive any coupon with respect to the Coupon Period in which you sell your Notes, any further coupon payments or an amount with respect to any subsequent Coupon Period. You should be willing to hold your Notes until maturity.

The Market Value of the Notes May be Influenced by Unpredictable Factors

The market value of the Notes may fluctuate between the date you purchase them and when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. Factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc., Barclays Bank PLC or any market maker;

•	the time remaining to maturity;

•	our right to redeem the Notes;

•	the creditworthiness of Barclays Bank PLC; and

•	expectations about future levels and volatility of market interest rates.

Market Factors May Influence Whether We Exercise our Right to Redeem the Notes Prior to Their Scheduled Maturity

It is possible that we will redeem the Notes prior to their Maturity Date if the applicable interest rate results in an amount of interest on the Notes greater than instruments of a comparable maturity and credit rating trading in the market. Additionally, we may redeem your Notes because we are required to pay additional amounts in respect of tax withholding, as described below. If the Notes are called prior to their Maturity Date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

There May Not Be an Active Trading Market in the Notes

There may be little or no secondary market for the Notes. We do not intend to list the Notes on any U.S. stock exchange and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. Barclays Capital Inc. and other affiliates of Barclays Bank PLC currently intend to act as market makers for the Notes, but they are not required to do so. Even if Barclays Capital Inc. or any affiliate makes a market in the Notes, they may stop doing so at any time.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the Notes. You should be aware that Barclays Bank PLC, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the applicable interest rate for each interest period. Because this determination by the Calculation Agent will affect the interest payments on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

Our Writing of Research Reports on Interest Rates may Create Conflicts of Interest Between You and Us

Barclays Bank PLC or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

No Current Research Recommendation on your Notes

Neither Barclays Bank PLC nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, your Notes.

The Notes are Not Insured by the FDIC

The Notes are not deposit liabilities of Barclays Bank PLC and neither the Notes or your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, United Kingdom or any other jurisdiction.

The Amount We Will Pay You to Redeem Your Notes Because We Are Required to Pay Additional Amounts in Respect of Tax Withholding is Uncertain

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you a redemption price for your Notes that will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position. Such redemption price would take into consideration the net present value of expected future payments of the principal and interest on the Notes. If there is no or little expected future interest payment on the Notes, the net present value would primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

Tax Considerations

You should carefully review the section “Tax Consequences” in the prospectus dated September 21, 2005. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument for United States federal income tax purposes. As a result, if you are a U.S. holder (as defined in the accompanying prospectus), you will generally be required to treat interest payable on the Notes as includible in ordinary income in accordance with the your method of accounting for United States federal income tax purposes. For a complete discussion on the tax consequences of owning your Note, see “Tax Considerations – U.S. Holders – Taxation of Debt Securities” in the accompanying prospectus. Under the foreign tax credit rules, interest paid or accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest paid or accrued in taxable years after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted tax basis in your Note. Your tax basis will generally be equal to the price you paid for your Note. Except to the extent attributable to accrued but unpaid interest, such gain or loss would be capital gain or loss.

Plan of Distribution

We may sell all or a part of the Notes through underwriters, dealers or agents. We may compensate any such underwriter, dealer or agent in connection with any Notes we may sell through them. You should carefully review the section “Plan of Distribution” in the prospectus dated September 21, 2005 and the prospectus supplement dated September 22, 2005.